02047967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 8)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Responses)	☐

RHEIN BIOTECH N.V.
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable)

The Netherlands
(Jurisdiction of Subject Company's Incorporation or Organization)

BERNA BIOTECH AG
(Name of Person(s) Furnishing Form)

Common Registered Shares, nominal value of CHF 0.40 per share
(Title of Class of Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Kees Moonen
Vice President – Legal Affairs
Rhein Biotech N.V.
Gaetano Martinolaan 95
6229 GS Maastricht
The Netherlands
Telephone: + 31 43 456 7896
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 25, 2002
(Date Tender Offer/Rights Offering Commenced)

Part I. **Information Sent to Security Holders**

Not applicable

Part II. **Information Not Required to be Sent to Security Holders**

1. Advertisement in August 5, 2002 edition of *The New York Times* regarding the end of the additional acceptance period for the exchange offer

2. Information posted on merger website
   a. Press release relating to end of the additional acceptance period for the exchange offer

3. Notification under German Takeover Law of Status of Tender Offer

Part III. **Consent to Service of Process**

On June 26, 2002, Berna Biotech AG furnished to the Commission a Form F-X designating an agent to receive service of process on behalf of Berna Biotech AG in the United States.

Part IV. **Signatures**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth herein in this statement is true, complete and correct.

Thomas P. Conaghan
(Signature)

Thomas P. Conaghan*
(Name)

Attorney, Morgan, Lewis & Bockius LLP
(Title)

August 6, 2002
(Date)

*Signing as attorney-in-fact pursuant to the attached power of attorney.

BERNA BIOTECH AG

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officer of Berna Biotech AG (the "Company"), a company organized under the laws of Switzerland, hereby constitutes and appoints David A. Sirignano and Thomas P. Conaghan, both of Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, N.W., Washington, D.C. 20004, and each of them singly, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, to sign for him and in his name, place and stead, and in the capacity indicated below, to sign any or all amendments to the Company's Tender Offer Notification Form on Form CB, in connection with the Company's exchange offer for the shares of Rhein Biotech N.V., under the provisions of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

The undersigned may, at any time and in its sole discretion, cancel and revoke the power of attorney granted herein, and upon such cancellation and revocation, the power of attorney granted herein shall have no effect whatsoever.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand and seal as of the date set forth below.

Patrik Richard
Corportate Secretary
Berna Biotech AG

Date: July 2, 2002

THE NEW YORK TIMES, MONDAY, AUGUST 5, 2002

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares.

Berna

Berna Biotech AG

With reference to the public offer (the "Offer") for the outstanding bearer shares (the "Rhein Biotech Shares") of Rhein Biotech N.V., made by way of the offer document dated June 21, 2002 (the "Offer Document"), Berna Biotech AG announces that the additional acceptance period announced by Berna Biotech AG on July 19, 2002 ended on August 1, 2002. As of 12:00 noon in The Netherlands on August 1, 2002, a total of 3,745,757 Rhein Biotech Shares had been tendered for acceptance of the Offer, representing 92.2% of the total outstanding Rhein Biotech Shares. Berna Biotech AG will pay the consideration for the Rhein Biotech Shares tendered during the additional acceptance period on August 6, 2002, in accordance with the terms of the Offer Document.

Berna >B-

Press Release

Berna Biotech: Swiss Exchange: BBIN

Berna Biotech completes Rhein Biotech acquisition

Berne, Switzerland; August 5, 2002

Berna Biotech AG (Swiss Exchange: BBIN) today announced that it has completed the acquisition of Rhein Biotech. Berna Biotech acquired 3'745'757 Rhein Biotech shares (more than 92.2%) through a public takeover offer that closed August 1, 12:00 CEST. Rhein Biotech is now a member of the Berna Biotech group.

Under the terms of the offer, Rhein Biotech shareholders receive 1.42 newly-issued Berna Biotech shares plus EUR 33.75 in cash per Rhein Biotech share. Settlement of the offer for shareholders who tendered their shares before the July 15 deadline was July 22, 2002. Settlement for those who tendered their shares in the additional acceptance period to August 1 will take place on August 6.

A total of 507'946 new Berna Biotech registered shares will be issued pursuant to the takeover offer, bringing the total number of Berna Biotech shares to 30'360'651. Transfer of listing of Berna Biotech shares from the Local Caps segment to the Main segment of the SWX Swiss Exchange took place on July 22, 2002.

Rhein Biotech is now a member of the Berna Biotech group. The integrated company, operating under the name of Berna Biotech, and headquartered in Berne, Switzerland, has 965 employees. It has state-of-the-art R&D facilities in Switzerland, Italy, Germany and Korea; manufacturing facilities in Switzerland, Korea and Argentina; and a sales and marketing infrastructure in Switzerland, Italy, Spain and Korea. The management of Rhein Biotech is fully committed to joining Berna Biotech under the leadership of Kuno Sommer as CEO. The board of Berna Biotech (Chairman: Peter Giger) will be enhanced by Ernest de la Houssaye and Dr. Eungjoon Jo of Rhein Biotech. Daan Ellens, CEO of Rhein Biotech, will act as deputy CEO, taking the COO function during the integration phase. Integration of the companies will be completed in Q4, 2002.

An update on the progress of the integration will be provided in early September.

Berna Biotech AG (Swiss Exchange: BBIN) develops, produces and markets vaccines and immunotherapeutics for private and public markets worldwide. Headquartered in Berne (Switzerland), with affiliates in Europe, Asia and South America, Berna Biotech's range of novel and validated proprietary technology platforms supports a broad product portfolio. The fully integrated company markets five core vaccines, and has more than 23 products in development, including 6 products in or entering phase III clinical development in 2002. Development is supported through alliances with academic and commercial partners. In 2001, unaudited pro-forma sales for the company (including those of recently-acquired Rhein Biotech) were over CHF 418 million (including extraordinary sales of smallpox vaccines) and profit was over CHF 39 million.
www.bernabiotech.com

For further information

Media **Investor Relations**

Berna

Berna Biotech AG ("Berna Biotech")
Rehhagstrasse 79, 3018 Bern, Switzerland

ADDITIONAL ACCEPTANCE PERIOD IN PUBLIC OFFER BY BERNA BIOTECH AG FOR ALL COMMON SHARES IN RHEIN BIOTECH N.V. HAS ENDED

With reference to the offer document dated 21 June 2002 (the "Offer Document") and the advertisements of 24 June 2002 and 19 July 2002, Berna Biotech AG ("Berna Biotech") announces that the additional acceptance period in the public offer (the "Offer") by Berna Biotech for all common shares in Rhein Biotech N.V. ("Rhein Biotech") has ended.

Upon the end of the additional acceptance period on 1 August 2002, 12.00 hours Dutch time, a total of 3,745,757 common bearer shares in the share capital of Rhein Biotech ("Rhein Biotech Shares") have been tendered for acceptance of the Offer. Upon acquisition of the Rhein Biotech Shares which have been tendered in the additional acceptance period, Berna Biotech will in total hold approximately 92,2% of the Rhein Biotech Shares.

On 6 August 2002 payment of the consideration for each Rhein Biotech Share tendered during and settled following the additional acceptance period will be made in accordance with the conditions mentioned in the Offer Document.

BERNA BIOTECH AG
6 August 2002

(This is a translation into English for convenience purposes only. The interpretation of the official German version of this notification shall prevail.)